ATMP Barclays ETN+ Select MLP ETN Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 October 28, 2013 For Institutional Use Only Not For Retail Distribution

ATMP: Key Features
• Tracks the Atlantic Trust Select MLP Index (Ticker: BXIIATMP)
• Offers exposure to a basket of high quality midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”). Additionally, the index will also provide exposure to Canadian corporations that own
U.S. MLPs.
• May consist of both limited partnership (LP) interests in MLPs and interests in the general partner (GP) of an MLP.
• Rebalances quarterly
• Listed on NYSE Arca
• Yearly fee: 0.95% per annum calculated on a daily basis as described below
1
• Designed to pay quarterly coupons
2
• Daily redemption to Barclays Bank PLC as issuer
3
• Your broker is expected to issue a form 1099 with respect to the ETNs, not a Form K-1
• An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors:
2   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
• ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party. Owning the ETNs is not equivalent to owning interests in the underlying index constituents.
• ETNs are riskier than ordinary unsecured debt obligations, and an investor may lose some or all of their principal in the investment.
• ETNs are subject to a decrease in the volume weighted average price (VWAP) level of the index and are subject to an investor fee.
• ETNs do not represent a partnership or other interest in Index components and owning ETNs si not the same as owning interests in the Index constituents or a security directly linked to any Index constituent

Master Limited Partnerships
MLPs are publicly traded partnerships
A unique and fast growing asset class
Market capitalization has increased from $8 billion in 1995 to $438.7 billion in 2013
1
MLPs are hybrid securities
Historical yield comparable to high yield credit and price appreciation comparable to equities
Historically low correlation to commodity prices
2
Midstream MLPs
Can include the processing, storing, transporting and marketing of oil, natural gas and natural gas liquids
Seek to establish long term contracts with energy companies to generate consistent fee-based revenue from the use of infrastructure assets
3   |  ETN+ Select MLP ETN
Correlation Henry Hub Natural Gas Spot Price WTI Cushing Crude Oil Spot Price Philadelphia Utilities Index
Barclays ETN+ Select MLP ETN
-0.42% 55.48% 39.27%
For Institutional Use Only
Not For Retail Distribution
1. Source: Factset, 12/29/1995 – 7/31/2013.
2. Source: Bloomberg 3/3/2013 – 7/31/2013 (weekly data). The Barclays ETN+ Select MLP ETN is linked to the Atlantic Trust Select MLP Index, which does not track the broader MLP market but rather offers exposure to a basket of high quality midstream US and Canadian MLPs selected by the index methodology.  The ETN has a limited performance history, and the correlation figures shown may not be indicative of all market scenarios.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Atlantic Trust Select MLP Index Mechanics
1. MLP Universe
2. Size
3. Credit
Rating
Midstream US master limited partnerships, limited liability
companies and corporations (collectively, “MLPs”), as well as
Canadian corporations that own U.S. MLPs
Index constituents must meet a minimum market cap requirement and a minimum liquidity requirement
Index constituents must generally have an investment grade credit rating from S&P, Moody’s or Fitch
4
Index constituents must receive at least the minimum required level of cash flow
5
directly or indirectly from midstream operations
in the energy infrastructure business
4.Cash Flow
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1. Must be publicly traded and operate in the GICS Energy Sector or the GICS Gas Utilities Industry
2. Each index constituent must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent.
3. Each index constituent must have a three-month average daily trading value greater than $5 million to be originally selected for the index, and $3 million to remain a constituent.
4. Credit rating must be Baa3 or better from Moody’s, BBB or better from Standard & Poor’s or BBB- or better from Fitch. Subject to availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating.
5. Each index constituent must receive 50% of cash flow from such operations to be originally selected for the index, and 35% to remain a constituent.
For Institutional Use Only
Not For Retail Distribution
2
1
3

The MLP universe includes both Limited Partnerships (LPs) &
General Partnerships (GPs)
Index Selection Criteria
5   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
LPs typically invest capital into the venture and receive periodic cash distributions
GPs typically oversee the MLP's operations, own a small economic interest and receive incentive distributions rights (IDRs)
Incentive distribution rights of GPs incentivize management to maximize cash flow
IDRs allow the GP to participate in an increasing proportion of revenue, providing the GP with additional exposure when the MLP is performing well
Emergence of GP corporations is a recent trend that is not captured by competing ETN products
ATMP caps GPs at 4% & LPs at 8% for better diversification
“The inclusion of midstream general partners in the Index, structured as both MLPs and corporations, provides additional exposure to a fast growing and attractive sub-sector in the energy infrastructure industry.”
-Adam Karpf, Portfolio Manager and Managing Director at Atlantic Trust

Index Selection Criteria
• Index constituents must meet specified size criteria, as measured by free-float market capitalization and average daily trading value
1
• The Atlantic Trust Select MLP Index seeks to focus on investment grade index constituents
2
• Considered less risky than non-investment grade peers
• Generally have a lower cost of funding and have historically had better access to capital markets than non-investment grade peers
• MLPs are a capital intensive industry with the limited partnership raising funds with secondary units or debt issuance historically
• Index constituents must derive a minimum portion of their cash flows from mid-stream operations, including fees from pipelines, and fees from the processing, storing and marketing of energy resources
3
• Seek to establish long term contracts with energy companies to generate consistent fee-based revenue from the use of infrastructure assets
6   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
1. Each index constituent must have a three-month average daily trading value of greater than $5 million to be originally selected for the index, and $3 million to remain a constituent and must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent.
2. Credit rating must be Baa3 or better from Moody’s, BBB or better from Standard & Poor’s or BBB- or better from Fitch. Subject to availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating.
3. Each index constituent must receive  50% of  cash flow to be originally selected for the index, and 35% to remain a constituent.

Index Performance
The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Alerian MLP Infrastructure Index is a market-cap weighted, float-adjusted index comprised of 25 energy infrastructure MLPs that earn the majority of their cash flow from the transportation, storage, and processing of energy commodities.
Source: Bloomberg, Barclays. Data: 2/20/2013 – 7/31/2013.
Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.
7   |  ETN+ Select MLP ETN
Atlantic Trust Select
MLP Index
Alerian MLP Index
Alerian MLP
Infrastructure Index
Returns 6.0% 4.6% 6.6%
Annualized Volatility 14.4% 14.1% 15.1%
12 Month Yield N/A 5.8% 5.4%
For Institutional Use Only
Not For Retail Distribution
1
95
97
99
101
103
105
107
109
111
113
Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13
Atlantic Trust Select MLP Index
Alerian MLP Index
Alerian MLP Infrastructure Index
are unmanaged and one cannot invest directly in an Index. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.  Indexes

MLP investment vehicles
Source: Bloomberg 9/3/2010 – 7/31/2012.
The comparison considers all U.S. Mutual Funds (“MFs”) / ETFs / ETNs that provide at least 50% exposure to MLPs. Every week, the performance of each fund is evaluated, and the average performance of MFs/ETFs/ETNs is calculated. The average is calculated using a weekly weighting on the market-cap of the funds, in order to provide a fair comparison of the overall market. The start date is set as 9/3/2010 because the first MLP ETF was launched on 8/25/10.
Direct MLP Investment ETNs
Legal structure Partnership Debt security C corporation
Liquidity Intraday on exchange Intraday on exchange ETF: Intraday on exchange
Mutual Funds: daily creation
Return deviations from direct
MLP investment
None Investor fee; may be subject to tax
at earlier times and higher rates
than a direct MLP investment
Management Fee, Tracking
error & tax reductions
8   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
ETFs and Mutual Funds
ETFs and Mutual Funds
Index returns and average investment performance are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.  Indexes are unmanaged and one cannot invest directly in an Index. The analysis assumes full reinvestment of dividends and distributions, and does not take into account possibly different reinvestment tax treatments. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.
90
100
110
120
130
140
150
1/7/2011 6/7/2011 11/7/2011 4/7/2012 9/7/2012 2/7/2013 7/7/2013
Average MLP ETN Total Returns
Average MLP ETF Total Returns
Average MLP Mutual Fund Total Returns
Alerian MLP TR Index

MLP investment vehicles -
anticipated tax treatment
Direct MLP Investment
1
ETNs
Anticipated US federal income tax
treatment at investment level
Partner in the MLP; income and
deductions flow through to
investors
Pre-paid forward contracts Shares in a corporation
(which may owe corporate-
level tax)
Anticipated U.S. federal income
tax treatment of distributions
Distributions are generally not
immediately taxable but reduce an
investor’s basis; however,
because of the “flow-through”
nature of MLPs, investors are
taxed on their allocable share of
the MLP’s income (such income
increases basis and may be less
than the MLP’s distributions).
Coupons taxed as ordinary income Dividends taxed as ordinary dividend income to the extent
of the ETF’s earnings and
profits (which may be less
than the ETF’s distributions);
thereafter, distributions are
generally not immediately
taxable but reduce an
investor’s basis
Anticipated U.S. federal income
tax consequences of exit
Mix of ordinary income (to
recapture certain deductions) and
capital gain or loss
Generally capital gain or loss, except
that long-term capital gain in excess of
what would have been recognized with
a direct MLP investment will likely be
recharacterized as ordinary income
and subject to an interest charge
Capital Gain or loss
Tax forms Form K-1, multiple state filings Form 1099 Form 1099
9   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
3
4
2
The tax consequences of investing in the ETNs are uncertain and may be less favorable than a direct investment in the MLPs that make up the Index.
1.This discussion applies only to MLPs and similar entities, treated as partnerships for federal income tax purposes. In particular, it does not address the tax treatment of Index constituents that are GP corporations.
2.Barclays Capital Inc.  and its affiliates, do not provide tax advice.  Any discussion of U.S. federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment decision.
3. MLP ETFs and Mutual Funds are typically organized as “C corporations” for U.S. federal income tax purposes, rather than “regulated investment companies”, and would therefore be subject to taxation at the corporate level.
4. Investors in MLP ETNs may need to demonstrate that the “net underlying long-term capital gain” which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge. there
ETFs and Mutual Funds

Closing Indicative Value
ETN current value
Accrued Dividend2
Accrued Investor Fee2

ATMP structure details
Calculating  the Value of  the ATMP ETN
ATMP seeks to track the volume weighted average price (VWAP) of Atlantic Trust Select MLP Index
An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents
The accrued investor fee (equal to 0.95% per annum) is deducted on a daily basis from the closing indicative value of the ETNs.
The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.
1. An “index dividend” calculated on each calendar day represents the aggregate cash value of distributions, net withholding tax, that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.
2. The accrued dividend on the initial valuation date will equal zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero.  The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year.
Coupon Amount
10   |  ETN+ Select MLP ETN
For Institutional Use Only
Not For Retail Distribution
1

An investment in an ETN linked to the Atlantic Trust Select MLP Index (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price ("VWAP") level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or "call" the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS ® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

BARCLAYS

Selected Risk Considerations 11 | ETN+ Select MLP ETN For Institutional Use Only Not For Retail Distribution

A Trading Market for the ETNs May Not
Develop:
Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for
Redemptions:
You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Tax Treatment:
Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain.  You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.ETNplus.com or EDGAR on the SEC website at
www.sec.gov.
Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free
1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
Barclays Capital Inc., and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.
Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC.
©2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

12   |  ETN+ Select MLP ETN
Selected Risk Considerations
For Institutional Use Only
Not For Retail Distribution